 1-A/A LIVE 0001638850 XXXXXXXX 024-10500 true false true XTI Aircraft Co DE 2012 0001638850 3721 37-1589087 0 0 13000 CONTROL TOWER RD., SUITE 217 ENGLEWOOD CO 80112 3035035660 Sara Hanks Other 34031.00 0.00 0.00 0.00 163374.00 1171191.00 0.00 1171191.00 0.00 163374.00 0.00 865783.00 0.00 -865783.00 0.00 0.00 EKS&H LLLP Common Stock 35869565 N/A N/A N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 20000000 35869565 1.00 20000000.00 0.00 0.00 0.00 20000000.00 EKS&H LLLP 7500.00 KHLK LLP 30000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY false XTI Aircraft Co Convertible Notes 800000 0 800000 Section 4(a)(2) Private placement to accredited investors.